Investor Presentation June 10, 2021 Filed by Thoma Bravo Advantage Pursuant to Rule 14a-12 under the Securities Act of 1934 and deemed filed pursuant to Rule 425 under the Securities Exchange Act of 1933 Subject Company: ironSource Ltd. Commission File No.: 333-254790

About this Presentation This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Proposed Business Combination”) between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (the “Company” or “ironSource”) and for no other purpose. The information contained herein does not purport to be all-inclusive and none of TBA, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Viewers of this presentation should make their own evaluation of the Company and of the relevance and accuracy of the information and should make such other investigations as they deem necessary. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of TBA, the Company, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made expect by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of TBA and the Company and is intended for the recipient hereof only. Neither the Company nor any recipient of this Presentation will be an investment advisory client of Thoma Bravo; recipients must consult their own advisors for investment advice, and investment performance of Thoma Bravo presented herein is for illustrative purposes only, to indicate the experience of relevant Thoma Bravo personnel working in the Company’s industry. Forward Looking Statements Certain statements in this Presentation may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or TBA’s or the Company’s future financial or operating performance. For example, projections of future Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TBA and its management, and the Company and its management, as the case may be, are inherently uncertain. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TBA nor the Company undertakes any duty to update these forward-looking statements. Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived there from. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s Presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company's fiscal years 2021 through 2022. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, TBA and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable, including independent industry reports from App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower. Neither TBA nor the Company has independently verified the accuracy or completeness of any such third-party information. Additional Information The Company has filed with the SEC a proxy statement / prospectus on Form F-4 relating to the Proposed Business Combination, which has been mailed to TBA’s shareholders. This Presentation does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination. TBA’s shareholders and other interested persons are advised to read the proxy statement / prospectus and any amendments thereto and any other documents filed in connection with the Proposed Business Combination, as these materials contain important information about the Company, TBA and the Proposed Business Combination. The proxy statement / prospectus and other relevant materials for the Proposed Business Combination have been mailed to shareholders of TBA as of May 24, 2021, the record date for voting on the Proposed Business Combination. Shareholders are also able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to ironSource at ironSource Ltd., 121 Menachem Begin Street, Tel Aviv 6701203, Israel or to TBA at Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606. Participants in the Solicitation TBA and its directors and executive officers may be deemed participants in the solicitation of proxies from TBA’s shareholders with respect to the Proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in TBA is contained in TBA’s Registration Statement on Form S-1, as effective on January 14, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to TBA at Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606. Additional information regarding the interests of such participants is contained in the proxy statement / prospectus for the Proposed Business Combination. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TBA in connection with the Proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Business Combination are included in the proxy statement / prospectus for the Proposed Business Combination. Trademarks The Company has proprietary rights to trademarks used in this presentation that are important to its business, many of which are registered under applicable intellectual property laws. This presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent permitted under applicable law, its rights or the right of the applicable licensor to these trademarks, trade names and service marks. The Company does not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, any other parties. Disclaimer

1 As of March 31, 2021. 2 Dollar-based net expansion rate is defined as revenue for a certain period of time from a set of customers for that same period divided by revenue from a prior period for the same set of customers; this is a trailing 12 months figure. 3 Customers that contributed more than $100,000 of our total revenue in the trailing 12 months. 4 For customers that contributed more than $100,000 of our total revenue from continuing operations in the trailing 12 months. 5Adjusted EBITDA represents non-GAAP figures. ironSource Q1’21 Summary $120M Q1’21 Revenue 96% Q1’21 Y/Y Revenue Growth Rate 33% Q1’21 Adjusted EBITDA margin5 176% Dollar-based Net Expansion Rate2 292 Customers >$100K1,3 99% Gross Retention Rate4

ironSource Forward Guidance Q2 2021 Guidance FY 2021 Previous Guidance FY 2021 Revised Guidance GAAP Revenue $120M - $125M $455M $480M - $490M YoY Revenue Growth 66%1 37% 46%1 Adjusted EBITDA $40M - $42M $130M $150M - $155M YoY Adj. EBITDA Growth 99%1 26% 47%1 Source: Latest publicly available financial statements. Note – adjusted EBITDA represents non-GAAP figures. 1 At midpoint of guidance range.

ironSource Peers Benchmarking



EV / 2021E Revenue
21.6 x - 22.0 x
ironSource
58.3 x
Adyen
54.7 x
Bill.com
33.7 x
Shopify
29.7 x
Unity
26.1 x
Trade Desk
23.5 x
BigCommerce
Median: 29.7x
21.5 x
Twilio
EV / 2021E Revenue Growth Adj.
0.45 x - 0.49 x
ironSource
1.49 x
Bill.com
1.26 x
Adyen
0.96 x
Unity
0.79 x
BigCommerce
0.73 x
Trade Desk
0.65 x
Shopify
Median: 0.79x
0.49 x
Twilio
EV / 2022E Revenue
41.8 x
Bill.com
41.4 x
Adyen
25.6 x
Shopify
23.1 x
Unity
20.0 x
Trade Desk
19.2 x
BigCommerce
Median: 23.1x
16.4 x
Twilio
EV / 2022E Revenue Growth Adj.
1.24 x
Bill.com
0.95 x
Adyen
0.78 x
Unity
0.74 x
BigCommerce
0.62 x
Shopify
0.60 x
Trade Desk
Median: 0.74x
0.48 x
Twilio
2020E-2022E Revenue CAGR
44 %
Adyen
41 %
Shopify
34 %
Twilio
34 %
Bill.com
33 %
Trade Desk
30 %
Unity
Median: 34 %
26 %
BigCommerce
Core Peers
Enablement Peers

Source: Latest publicly available financial statements, Bloomberg, IBES, Thompson Refinitiv, Wall Street Research. Market data as of 08-Jun-2021. All research estimates have been calendarized to December. Equity value and EV for ironSource are based on TBA closing share price. CY21E growth-adjusted metrics reflect EV / CY21E revenue divided by the CY20A – CY21E revenue growth rate. CY22E growth-adjusted metrics reflect EV / CY22E revenue multiples divided by the CY20A-CY22E revenue CAGR. Figures for Twilio do not reflect the acquisition of ZipWhip. Figures for Bill.com do not reflect the acquisition of Divvy. ironSource EV / CY21 revenue multiple range reflects ironSource EV divided by the revenue guidance range. ironSource growth-adjusted multiple range reflects the EV / CY21E revenue guidance range divided by the CY20A – CY21E revenue CAGR for the guidance range. Note: ironSource updated its 2021 guidance in May, but has not updated its original 2022 forecast as any revision would come at a later date consistent with typical public company communications regarding a subsequent year. Digital Turbine removed from comparable companies due to recent acquisitions.

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ironSource Peers Trading Comparison

($ in millions)	Equity Value[1]	Enterprise Value	Revenue Multiple		Revenue Growth	Revenue CAGR	Revenue Growth Adjusted		EBITDA Margin	EBITDA Margin
			CY21E	CY22E	CY20-21E	CY20-22E	CY21E	CY22E	2021E	2022E
Peers										
Adyen	€ 58,846	€ 56,229	58.3 x	41.4 x	46 %	44 %	1.26 x	0.95 x	61 %	62 %
BigCommerce	$ 4,841	$ 4,633	23.5 x	19.2 x	30 %	26 %	0.79 x	0.74 x	(14)%	(8)%
Bill.com	$ 14,772	$ 14,183	54.7 x	41.8 x	37 %	34 %	1.49 x	1.24 x	(5)%	(0)%
Shopify	$ 156,600	$ 149,647	33.7 x	25.6 x	52 %	41 %	0.65 x	0.62 x	11 %	11 %
Trade Desk	$ 30,280	$ 29,600	26.1 x	20.0 x	36 %	33 %	0.73 x	0.60 x	35 %	36 %
Twilio	$ 59,283	$ 54,576	21.5 x	16.4 x	44 %	34 %	0.49 x	0.48 x	9 %	14 %
Unity	$ 31,707	$ 30,060	29.7 x	23.1 x	31 %	30 %	0.96 x	0.78 x	(5)%	1 %
Mean	$ 50,904	$ 48,418	35.3 x	26.8 x	39 %	34 %	0.91 x	0.77 x	13 %	16 %
Median	$ 31,707	$ 30,060	29.7 x	23.1 x	37 %	34 %	0.79 x	0.74 x	9 %	11 %
Implied IronSource [2]	**$ 11,321**	**$ 10,571**	**21.6 x - 22.0 x**	**-**	**46 %**	**-**	**0.45 x - 0.49 x**	**-**	**31 % - 32 %**	**-**

Source: Latest publicly available financial statements, Bloomberg, IBES, Wall Street Research. Market data as of 08-Jun-2021. All research estimates have been calendarized to December. [1] Equity Market Cap based on fully diluted shares outstanding. [2] Post-money equity value. Equity value and EV for ironSource are based on TBA closing share price. CY21E growth-adjusted metrics reflect EV / CY21E revenue divided by the CY20A – CY21E revenue growth rate. CY22E growth-adjusted metrics reflect EV / CY22E revenue multiples divided by the CY20A-CY22E revenue CAGR. Figures for Twilio do not reflect the acquisition of ZipWhip. Figures for Bill.com do not reflect the acquisition of Divvy. ironSource EV / CY21 revenue multiple range reflects ironSource EV divided by the revenue guidance range. ironSource growth-adjusted multiple range reflects the EV / CY21E revenue guidance range divided by the CY20A – CY21E revenue CAGR for the guidance range. Note: ironSource updated its 2021 guidance in May, but has not updated its original 2022 forecast as any revision would come at a later date consistent with typical public company communications regarding a subsequent year. Digital Turbine removed from comparable companies due to recent acquisitions.

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